MAGIC MEDIA NETWORKS, INC.
530 North Federal Highway
Fort Lauderdale, Florida 33301
(954) 764-0579 Fax: (954) 332-0111

                                                                                    June 2, 2006

Ms. Claire Erlanger
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                                    Re:  Magic Media Networks, Inc.
                                            Form 10-KSB for the year ended October 31, 2005
                                            Form 10-QSB for the quarter ended January 31, 2006
                                            Commission file number: 000-30800

Dear Ms. Erlanger:

            Regarding your letter of April 26, 2006, in connection with the above captioned filings, please accept the following responses which have been keyed to your comments.

Form 10-KSB for the year ended October 31, 2005

Management's Discussion and Analysis
- Losses

1. You state that without required funding, you will not be able to increase your locations or attract sales organizations and national advertisers. Please revise your disclosure in future filings to disclose any other reasonably possible outcomes that may result from your lack of liquidity, such as curtailment of your operations, inability to implement your business plan, or a voluntary or involuntary bankruptcy filing, including liquidation of the company. As part of your revised disclosure, please indicate that the accountants report contained an explanatory paragraph regarding the Company's ability to continue as a going concern and discuss management's plan of operation to continue the Company's operations as a going concern.

In future filings, beginning with Form 10-QSB for the quarter ended April 30, 2006, we will disclose additional reasonably possible outcomes resulting from our lack of liquidity. We also will indicate in our disclosures that our accountant's report contained a going concern explanatory paragraph and we will discuss management's plan of operation to continue as a going concern.

- Liquidity and Capital Resources

2. We note your disclosure that you have retained an accounting firm that is experienced in negotiating with the IRS regarding payroll tax liabilities and that you give no assurance that you will be able to reach a settlement that will be acceptable. Please explain to us the nature of the negotiations with the IRS, including the circumstances that led to the negotiations and the hiring of an accounting firm to assist in negotiations. Please tell us if the position of the IRS is that you may owe more than the amount currently accrued and if so, please tell us the amount the IRS believes you owe and include in your disclosure in future filings. We may have further comment upon receipt of your response.

The Company had fallen behind in its remittances of withheld payroll taxes and payments of its employer's share of Social Security and Medicare payroll taxes. We determined that, as a matter of good faith, it was appropriate for us to contact the IRS before they contacted us to attempt to establish an appropriate payment plan to liquidate our IRS liability over a reasonable period of time. We also will attempt to ask for a waiver of penalties.

We believe that we have fully accrued for all interest and potential penalties. The IRS has not yet made a determination of the amount owing or if it will accept a payment plan. In future filings, we will disclose the status of our accountant's discussions with the IRS.

- Capital Expenditures

3. We note your disclosure that your only significant capital expenditure in the upcoming year will be for television screens to be placed in various locations. In future filings, please quantify the capital expenditures including an estimate of maximum expenditure for the upcoming year. See Item 303(b)(iii) of Regulation SB.

In future filings, we will quantify the capital expenditures including an estimate of maximum expenditure.

- Item 8A. Controls and Procedures

4. We note that in your evaluation of disclosure controls and procedures, you refer to Rules 13a-14. Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please refer to the appropriate Rules in future filings. See Item 307 of Regulation S-B. Additionally, we note your disclosure that the Company's current disclosure controls and procedures were effective "in timely alerting them to material information relating to the Company required to be included in our periodic SEC filings." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

In future filings, we will refer to the appropriate Rules regarding the definition of disclosure controls and procedures. Also, in future filings, we will revise our disclosure to clarify that our officers concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in our filings under the Exchange Act is recorded, processed, summarized, and reported, within the appropriate time periods to ensure that information required to be disclosed by us in our Exchange Act filings is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, we may conclude that our disclosure controls and procedures are either effective or ineffective.

Financial Statements
Consolidated Statements of Cash Flows

5. We note that you have presented the acquisition of ALW Communications as an investing activity on the statement of cash flows. Please explain to us why there is a $21,835 cash outflow associated with this acquisition when Note 8 to the financial statements discloses that the acquisition of ALW was made by the issuance of 1,282,354 shares of stock, a non-cash transaction. Additionally, we would expect that the transaction would be disclosed in Note 11 as a non-cash investing and financing activity in accordance with paragraph 32 of SFAS No. 95. We may have further comment upon receipt of your response.

In addition to issuing shares of our common stock to acquire ALW Communications, at the time of acquisition, we also paid off $21,835 of existing liabilities of that corporation and treated this as an investment use of cash on our statement of cash flows. In future filings, we will modify the information in Note 8 to include the cash payment of $21,835. Also in future filings, we will disclose the non-cash investing and financing activity in accordance with paragraph 32 of SFAS No.95.

Notes to the Financial Statements
-Revenue Recognition

6. We note the disclosure indicating that production revenue is recognized upon the delivery and acceptance of produced video clips and that air time revenue is recognized ratably over the initial 90 day period. We also note that agreements with customers provide for payment of one sum for both of these services. Given that a single sum is due from customers for both services under the terms of their agreements, please explain why you believe it is appropriate to account for production revenue upon delivery and acceptance of the completed video clips. As part of your response, please indicate how you considered the guidance outlined in paragraph 9 of EITF 00-21 in determining that your revenue recognition with respect to production revenues is appropriate. We may have further comment upon receipt of your response.

We believe it is appropriate to recognize production revenue at the time of delivery and acceptance of the video clip, in that it is a stand-alone product that can be used by the customer for purposes other than in connection with its airing on our networks. The video has a recognizable value, and is produced in DVD format. Our customers may use the video for advertising on other networks such as on local, national and cable television stations. The video clips may also have alternate uses such as being incorporated into the clients' websites or they can be used for instructional purposes. We produce videos for clients that are specifically used for purposes other than on our networks. These videos have a determinable value that is based on production time; complexity; and the cost of labor and materials. We concluded that the guidance outlined in paragraph 9 of EITF 00-21 supports our approach as to the recognition of revenue under multiple-deliverable revenue arrangements.

Note 4 - Commitments

7. We note your disclosure of both facilities and equipment leases. In future filings, please disclose the amount of rent expense for each period for which an income statement is presented. See paragraph 16 of SFAS No. 13.

In future filings, we will disclose the amount of rent expense for each period for which an income statement is presented.

Note 7 - Common Stock Options and Warrants

8. We note that during 2004 and 2005, modifications were made to the expiration date and exercise price of the outstanding options granted to two individuals in September 2004 pursuant to consulting agreements.  Please tell us and disclose in future filings, the method and the key assumptions used for determining the fair value of the options modified during fiscal 2005 that results in a charge of $79,875 to consulting expense.

We determined the fair value of the options modified by applying the Black-Scholes pricing model with the following assumptions:

                        Volatility                                   -   60%
                        Risk-free interest rate                -   4.5%
                        Dividend rate                            -   0%
                        Time to estimated exercise date - 83 days

We will include in future filings the above information as to the method and assumptions used for determining the valuation of the options modified.

Note 9 - Litigation
- Franco

9. We note that you are involved in litigation in which the arbitrator has determined that you should pay the plaintiff $51,300 plus interest and possibly attorney's fees and subsequently the Court confirmed the arbitration award and entered a judgment in favor of the plaintiff in the amount of $64,704. Please tell us if you have recorded an accrual on your books for this liability and the amount of that accrual, if applicable. If you have not established an accrual for this judgment, please tell us and explain in the notes to the financial statements why you believe it is appropriate not to record a liability. See paragraph 8 of SFAS No. 5.

We have not recorded an accrual of any liability in connection with this litigation. The determination of the arbitrator was not binding and upon our motion, the decision of the arbitrator was set aside as if it had never been made. The case is now scheduled for trial de novo in June 2006. Although there can be no assurance that we will be successful in our defense of the lawsuit, we are vigorously defending the suit and we believe that our defenses are meritorious. In accordance with paragraph 8 of SFAS No. 5, we determined that the two conditions necessary to require accrual of a contingent loss by a charge to income had not been met; neither the condition that at the date of the financial statement there was a probability that a liability had been incurred and secondly, that the amount of loss can be reasonably determined.

Section 302 Certification

10. We note that in referring to the definition of disclosure controls and procedures you refer to Rules 13a-14 and 15d-14. Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Additionally, please revise the wording in 4a-c to be consistent with the aforementioned rules.

We have noted that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, we will revise the wording in 4a-c to be consistent with the aforementioned rules.

Quarterly Report on Form 10-QSB for the Quarter ended January 31, 2006

Consolidated Balance Sheets

11. We note from your consolidated balance sheet as of January 31, 2006 that you currently have 46,250,000 shares of common stock authorized and 40,764,325 shares of common stock outstanding. We further note from the disclosures in the notes to your audited and interim financial statements that your 3,750,000 shares of Series B Convertible Preferred Stock may be converted into 3,750,000 common shares and that the $200,000 of convertible notes payable may be converted into as many as 4,000,000 common shares. As you do not currently have an adequate number of authorized shares to satisfy the possible conversion of both the convertible notes payable and your Series B Preferred Stock at January 31, 2006, it appears that you may need to classify your Series B Preferred stock as a liability at January 31, 2006 pursuant to the guidance outlined in EITF 00-19 and record changes in the fair value of this liability in your statements of operations. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Although we do not currently have an adequate number of authorized shares to satisfy the potential conversion of both the convertible notes payable and the Series B Preferred Stock, we do not believe that we are required by EITF 00-19 to classify the Series B Preferred stock as a liability at January 31, 2006 for the following:

On October 14, 2005, pursuant to our Bylaws and the Delaware General Corporation Law, by written consent, a majority of our outstanding voting shares approved an amendment to our Certificate of Incorporation to increase the number of authorized shares of common stock to 200,000,000. The amendment, although approved by our Board of Directors and stockholders, will not be filed with the Delaware Secretary of State until we amend our Schedule 14C Information Statement to either include certain financial statements of a company that we may acquire in the future or state that we have withdrawn the non-binding letter of intent to acquire that company. We expect to file the Amended Information Statement within the next 30 days and to file the Amendment to our Certificate of Incorporation in accordance with the required waiting period.

Additionally, I, the undersigned, as the holder of all of the outstanding shares of the Series B Preferred have advised the Company that I will not exercise my right to convert my preferred stock until such time as the Amendment to our Certificate of Incorporation that increases the authorized shares of our common stock has been accepted for filing by Delaware.

           We thank you for you assistance and we hope that we have adequately responded to your comments and concerns.

           In connection with your comments, Magic Media Networks, Inc. acknowledges that: the Company is responsible for the adequacy and accuracy of disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Very truly yours,

                                                                                    /s/ Gordon Scott Venters

                                                                                    Gordon Scott Venters
                                                                                    President